SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                      GLOBAL SERVICES PARTNERS ACQUISITION CORP
                                 --------------
                                (Name of Issuer)

                   Class B Common Stock, $.0001 par value

                         (Title of Class of Securities)

                                    37946y401
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 750-7117
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2008
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 2 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    435,200**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               435,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     435,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO

--------------------------------------------------------------------------------
**The Reporting Parties own 251,400 Class B Common Stock and 91,900 B Units convertible into 183,800 shares of Class B Common Stock.
================================================================================



------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 3 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    435,200
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               435,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     435,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
--------------------------------------------------------------------------------
**The Reporting Parties own 251,400 Class B Common Stock and 91,900 B Units convertible into 183,800 shares of Class B Common Stock.

================================================================================

 .

------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 4 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    435,200**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               435,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     435,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     7.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

--------------------------------------------------------------------------------
**The Reporting Parties own 251,400 Class B Common Stock and 91,900 B Units convertible into 183,800 shares of Class B Common Stock.
================================================================================


------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 5 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                   115,000**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               115,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     115,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

**Hummingbird Value Fund, LP, owns 95,000 Class B Common Stock and 10,000 B Units convertible into 20,000 shares of Class B Common Stock.
================================================================================


------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 6 of 12 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                   115,000**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               115,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     115,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

**Hummingbird Microcap Value Fund, LP, owns 95,000 Class B Common Stock and 10,000 B Units convertible into 20,000 shares of Class B Common Stock.
================================================================================



------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 7 of 12 Pages
------------------------                            ----------------------------



================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird SPAC Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                   205,200**
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               205,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     205,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

**Hummingbird SPAC Partners, LP, owns 61,400 Class B Common Stock and 71,900
B Units convertible into 143,800 shares of Class B Common Stock.
================================================================================



------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 8 of 12 Pages
------------------------                            ----------------------------

          The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

           Class B Common Stock, $0.0001 per share.

          Name and Address of Issuer

               GLOBAL SERVICES PARTNERS ACQUISITION CORP (the "Company" or the "Issuer")
               3130 FAIRVIEW PARK DRIVE, SUITE 500
               FALLS CHURCH, VA 22042



ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by Hummingbird  Management,  LLC,
a   Delaware   limited liability company("Hummingbird"), whose principal
business and principal office address is460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF"), to The Hummingbird Microcap
Value Fund, L.P. (the "Microcap Fund"), and to Hummingbird SPAC Partners, L.P. ("SPAC") and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF, Microcap Fund, and SPAC. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the UNITS owned by HVF, Microcap Fund, and SPAC. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC, a Delaware limited liability company ("HC"), and together with Hummingbird, HVF, Microcap Fund, SPAC, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF, Microcap Fund and SPAC.

          HVF, Microcap Fund and SPAC are each Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting a managing member of each of Hummingbird and HC. The principal business of HC is acting as general partner of each of HVF, Microcap Fund, and SPAC. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, SPAC, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. 37946y401                13D                        Page 9 of 12 Pages
------------------------                            ----------------------------



ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of February 15, 2008, Hummingbird has caused HVF, Microcap Fundand SPAC to invest approximately $606,232, $606,232, and $1,107,169, respectively, in the Securities of the Issuer using their working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The securities were acquired for investment purposes. However, Hummingbirdmay hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a varietyof possible subjects regarding ways to increase shareholder value. Some of thesuggestions Hummingbird might make could affect control of the Issuer and/or mayrelate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties,operational matters, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issueror a change in the Issuer's charter or by-laws. Hummingbird intends to pay closea ttention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional securities of the Issuer or dispose of some or such securities in open-market transaction or privately negotiatedtransactions. The Reporting Persons have no present plan or proposal which wouldrelate to or result in any of the matters set forth in subparagraphs (a) - (j)of Item 4 of Schedule 13D except as set forth herein or such as would occurupon completion of any of the actions discussed above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF. Microcap Fund,and SPAC, Hummingbird may be deemed to have the sole voting and investment authority over the Securities owned by HVF, Microcap Fund,and SPAC for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 435,200 Class B Shares representing approximately 7.3% of the outstanding Class B Shares of the Issuer (based upon 5,980,00 Class B shares outstanding as of December 7, 2007, as reported on Form 10-Q for the period ending October 31, 2007.) Hummingbird disclaims any beneficial ownership of the Securities covered by this Statement.

          Mr. Sonkin, as the managing member and control person of Hummingbird, may be deemed to have the sole voting and investment authority over the Units beneficially owned by Hummingbird and, for purposes of Rule 13d-3, may be deemed to be the beneficial owner of 435,200 Class B Shares representing approximately 7.3% of the outstanding Class B Shares of the Issuer. Mr. Sonkin disclaims any beneficial ownership of the Units covered by this Statement.

------------------------                            ----------------------------
CUSIP No. 37946y401                13D                     Page  10 of 12 Pages
------------------------                            ----------------------------

          HC, as the general partner of HVF. Microcap Fund,and SPAC, Hummingbird may be deemed to have the sole voting and investment authority over the Units owned by HVF, Microcap Fund,and SPAC, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 435,200 Units representing approximately 7.3% of the outstanding Units of the Issuer (based upon 5,980,00 Class B shares outstanding as of December 7, 2007, as reported on Form 10-Q for the period ending October 31, 2007.) HCdisclaims any beneficial ownership of the Units covered by this Statement.

          HVF is the beneficial owner of 115,000 Class B shares, or 1.9% of the outstanding Class B shreas of the Issuer.

          Microcap Fund is the beneficial owner of 115,000 Class B shares, or 1.9% of the outstanding Class B shreas of the Issuer.

	  SPAC is the beneficial owner of 205,200 Class B shares, or 3.4% ofthe outstanding Class B shreas of the Issuer.


          (c) Hummingbird caused HVF to effect transactions in the Class B shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
1/24/2008	open market purchase		50,000		5.191
1/25/2008	open market purchase		 7,500		5.209
1/29/2008	open market purchase		20,000		5.230
2/6/2008	open market purchase		17,500		5.230



           Hummingbird caused HVF to effect transactions in the Class B Units during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
1/25/2008	open market purchase		10,000		10.906

          Hummingbird caused the Microcap Fund to effect transactions in the Class B shares during the past 60 days as set forth below:

                                     NUMBER OF

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
1/24/2008	open market purchase		50,000		5.191
1/25/2008	open market purchase		 7,500		5.209
1/29/2008	open market purchase		20,000		5.230
2/6/2008	open market purchase		17,500		5.230


           Hummingbird caused the Microcap Fund to effect transactions in the Class B Units during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
1/25/2008	open market purchase		10,000		10.906



------------------------                            ----------------------------
CUSIP No. 37946y401                13D                      Page 11 of 12 Pages
------------------------                            ----------------------------

	    Hummingbird caused SPAC to effect transactions in the Class B shares during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
1/31/2008	open market purchase		33,000		5.220
2/15/2008	open market purchase		28,400		5.230




           Hummingbird caused SPAC to effect transactions in the Class B Units during the past 60 days as set forth below:

                                              NUMBER OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
2/1/2008	open market purchase		34000		10.925
2/6/2008	open market purchase		37900		10.925




           (d)         Inapplicable.

           (e)         Inapplicable.




ITEM 6   Inapplicable

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated February 15, 2008, by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird SPAC Partners, L.P., Hummingbird Capital, LLC. and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 15, 2008           HUMMINGBIRD MANAGEMENT, LLC


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD SPAC PARTNERS, L.P.


                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin

                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member







------------------------                            ----------------------------
CUSIP No. 37946y401                13D                       Page 12 of 12 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 15, 2008, (including amendments thereto) with respect to the securities of Global Services Partners Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 15, 2008           HUMMINGBIRD MANAGEMENT, LLC



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD SPAC PARTNERS, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin

                                       Title: Managing Member


                                   HUMMINGBIRD CAPITAL, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin